UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

ACURA PHARMACEUTICALS, INC.

 (Name of Issuer)

Common Stock

(Title of Class of Securities)

00509L802

(CUSIP Number)

John Schutte
c/o Mainpointe Pharmaceuticals, LLC

333 E. Main Street

Louisville, KY 40202

502-423-0351

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00509L802	13D	Page 2 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) John Schutte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 10,695,186
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 10,695,186
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,695,186
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00509L802	13D	Page 3 of 7

Item 1. Security and Issuer

This Schedule 13D relates to the common stock (the "common stock") of Acura Pharmaceuticals, Inc. (the "issuer" or the “Company”). The principal executive offices of the issuer are located at 616 N. North Court, Palatine, IL 60067.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of John Schutte.

(b) John Schutte’s business address is c/o Mainpointe Pharmaceuticals, LLC, 333 E. Main Street, Louisville, KY 40202.

(c) John Schutte’s principal occupation is chief executive officer of Mainpointe Pharmaceuticals, LLC whose principal business is the development, licensing and sale of pharmaceuticals and whose address is 333 E. Main Street, Louisville, KY 40202.

(d) During the last five (5) years John Schutte has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years John Schutte has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in him being subject to a judgment decree or final order in joining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

(e) John Schutte is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

All of the $4 million of funds used to purchase securities reported by John Schutte herein were from his personal funds.

Item 4. Purpose of Transaction.

Mr. Schutte is owner of Mainpointe Pharmaceuticals, LLC, which acquired two products from the Issuer in March 2017 and has options on several other products.

The purpose of the transaction was to provide funding to the Company so that it could continue to develop its LimitX™ technology and enhance its Impede® technology of which MainPointe Pharmaceuticals, LLC is a licensee.

In connection with the purchase of securities, Mr. Schutte entered into a voting agreement pursuant to which he is entitled to designate a director to the Board of Directors and to committees thereof and pursuant to which he is required to vote for the designees of two other entities and the Chief Executive Officer as directors.

Mr. Schutte seeks to enhance the value of the Company. However, he has not formulated definitive plans.

Mr, Schutte may purchase additional shares of the Issuer in the immediate future; however, he presently has no intention to substantially increase his ownership in the Issuer.

In addition, under appropriate circumstances Mr. Schutte may support a sale of the Company or a merger with another entity.

CUSIP No. 00509L802	13D	Page 4 of 7

Except as described above, Mr. Schutte does not have any plans or proposals which relate to or would result in:

(1)       the acquisition by any person of additional securities of the Company or the disposition of additional securities of the Company;

(2)       an extraordinary corporate transaction such as a merger, reorganization or liquidation of the Company, involving the Company or any of its subsidiaries;

(3)       the sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(4)       any change in the present board of directors or management of the Company;

(5)       any material change in the Company’s present capitalization or dividend policy;

(6)       any other material change in the Company’s business or corporate structure;

(7)       changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(8)       causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9)       a class of securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(10)     any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)          John Schutte beneficially owns 10,695,186 shares of common stock of the Issuer which represents a 47.5% beneficial interest in the Issuer. Such securities consist of 8,912,655 shares of common stock and warrants to purchase 1,782,531 shares of common stock. These calculations are based on 20,745,994 shares of common stock the Issuer outstanding as reported by the Issuer in its Current Report on Form 8-K filed July 28, 2017.

(b)          Mr. Schutte holds sole power to vote or to direct the vote and sole power to dispose or to direct the dispositions of all 10,695,186 shares, or 47.5% of the issuer’s. He does not share power to vote or direct the vote or to dispose or direct the disposition of such shares with any other person.

(c)           Transactions during the last 60 days.

On July 24, 2017 Mr. Schutte entered into an agreement to acquire and acquired units comprised of 8,912,655 shares of common stock and warrants to purchase 1,782,531 shares of common stock of the Issuer exercisable at an exercise price of $0.528 per share and expiring on July 23, 2022. The acquisition price was $4 million. The transaction was effected directly between Mr. Schutte and the Issuer without the participation of any broker.

(d)-(e) not applicable.

CUSIP No. 00509L802	13D	Page 5 of 7

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Schutte purchased the common stock and warrants described in Item 5 pursuant to a subscription agreement incorporated herein as exhibit 99.2. The form of warrant is incorporated herein as Exhibit 99.1.

Mr. Schutte also entered into a Second Amended and Restated Voting Agreement dated as of July 24, 2017 with the Issuer, Galen Partners III, LP (“Galen”) and Essex Woodlands Health Ventures Fund V, LP (“Essex”), incorporated herein as Exhibit 99.3. The Second Amended and Restated Voting Agreement provides that the Issuer’s Board of Directors shall be comprised of no more than seven members (subject to certain exceptions), (i) one of whom is the Company’s Chief Executive Officer, (ii) three of whom are independent under Nasdaq standards, and (iii) one of whom shall be designated by each of Essex, Galen and John Schutte. The right of each of Essex, Galen and John Schutte to designate one director to the Issuer’s Board will continue as long as he or it and their affiliates collectively hold at least 600,000 shares of Issuer’s Common Stock (including warrants exercisable for such shares).

In addition, each of Galen, Investor and Essex also has the right to designate their directors to any committee established by the Issuer’s Board of Directors, so long as they meet the relevant independence standards, in the case of the Issuer’s Audit Committee and Compensation Committee.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Exhibit Description
99.1	Form of Warrant (incorporated by reference to Exhibit 4.1 of the Form 8-K filed by the Issuer on July 28, 2017).
99.2	Subscription Agreement dated July 24, 2017 between Acura Pharmaceuticals, Inc. and John Schutte (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer on July 28, 2017).
99.3

Second Amended and Restated Voting Agreement dated as of July 24, 2017 between Acura Pharmaceuticals, Inc., Galen Partners III, LP, Essex Woodlands Health Ventures Fund V, LP and John Schutte (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer on August 1, 2017).

CUSIP No. 00509L802	13D	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2017

/s/ John Schutte
John Schutte

CUSIP No. 00509L802	13D	Page 7 of 7

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Form of Warrant (Incorporated by reference to Exhibit 4.1 of the Form 8-K filed by the Issuer on July 28, 2017).
99.2	Subscription Agreement dated July 24, 2017 between Acura Pharmaceuticals, Inc. and John Schutte (Incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer on July 28, 2017).
99.3

Second Amended and Restated Voting Agreement dated as of July 24, 2017 between Acura Pharmaceuticals, Inc., Galen Partners III, LP, Essex Woodlands Health Ventures Fund V, LP and John Schutte (Incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer on August 1, 2017).